UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-28401

Maxygen, Inc.

(Exact name of registrant as specified in its charter)

411 Borel Avenue, Suite 616

San Mateo, CA 94402

(650) 241-2292

(Address, including, zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 244

Pursuant to the requirements of the Securities Exchange Act of 1934, Maxygen, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2013	Maxygen, Inc.

	By:	/s/ Isaac Stein
Isaac Stein Chief Executive Officer & Chief Financial Officer